Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 24, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that Dr. Reddy's Laboratories LLC, Russia (“DRL LLC”), a step down wholly owned subsidiary of the Company has entered into a distribution agreement with Novartis Pharma LLC (“Novartis Pharma”) to sale and distribute the anti-diabetes products - Galvus and Galvus Met - leading brands among Dipeptidyl Peptidase-4 (DPP4) molecules having combined sales of approx. INR 2530 million (approx. USD 30 million) as per IQVIA Moving Annual Total (MAT) March 2024, retail market, in Russia. The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

1	Name of the entity~~(ies)~~ with whom agreement~~/ JV~~ is signed	:	Novartis Pharma LLC
2	Area of agreement~~/ JV~~	:	Distribution
3	Domestic/ international	:	International – Russia
4	Share exchange ratio/ JV ratio	:	Not applicable
5	Scope of business operation of agreement~~/ JV~~	:	DRL LLC shall distribute the products in retail market and work with health care professionals using the own sales force team and pharmacy chains management. The Galvus and Galvus Met products saw combined sales of approx. INR 2530 million (approx. USD 30 million) during the Moving Annual Total (MAT) March 2024, Retail market, in Russia.
6	Details of consideration paid/ received in agreement~~/ JV~~	:	It is a distribution deal with no license fee. There is no upfront or down-payment involved in this arrangement. Under this arrangement, Novartis Pharma LLC shall supply the products to DRL LLC at the agreed price and pay bonus to DRL LLC based on the KPIs achievements.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

7	Significant terms and conditions of agreement~~/ JV~~ in brief	:	DRL LLC shall place purchase orders as per rolling forecast and achieve certain volume KPIs for each reporting period (calendar year). DRL LLC and Novartis Pharma LLC shall sign the Service agreement defining the scope of work for the above distribution arrangement.
8	Whether the acquisition would fall within related party transactions and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length	:	The distribution deal with Novartis Pharma LLC do not fall with in related party transactions. Novartis Pharma LLC is not a related party to the Company or DRL LLC or its promoter/ promoter group/ group companies.
9	Size of the entity~~(ies)~~	:	Not applicable
10	Rationale and benefit expected	:

DRL LLC is planning to enter into cardio and diabetes space. The Galvus and Galvus Met products will be the anchor products and will give synergy in cardio and diabetes DRL LLC portfolio.

DRL LLC can potentially develop cooperation with Novartis Pharma LLC in future for cardio space.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR